02037453

EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

PE
7/8/02

RECD S.E.C.
JUL 8 - 2002
1086

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

JULY 8, 2002

PROCESSED
JUL 1 8 2002
THOMSON
FINANCIAL

Embratel Holding Company

(Translation of registrant's name into English)

SCN-Quadra CN2, Lote F, 2° Andar, Sala 204,
Brasília-DF, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F __X__ Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ___ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] __N/A__

EMBRATEL HOLDING COMPANY

TABLE OF CONTENTS

Item 1

Manual of Policy of Disclosure and Use of Relevant Information of Embratel Participações S.A.

The Embratel Participações S.A.'s commitment is to watch over the quality, consistency, sufficiency, transparency and agility in the disclosure of available information about its activities.

The purpose of this Manual of Policy of Disclosure and Use of Relevant Information is to comply with the provisions of corporate and securities market legislation, in relation to the treatment of inside information not yet disclosed to the investing public, to the procedures of their disclosure and the exceptional cases where the maintenance of confidentiality is permitted for the preservation of the Company's legitimate interests.

The Manual of Policy of Disclosure and Use of Relevant Information is based on the fundamental premise that the investors should seek better returns from their investments in shares and other securities issued by publicly traded companies, by means of interpretation of the information disclosed to the market, and not because of privileged access and use of such information.

The observance of the Policy of Disclosure and Use of Relevant Information provided for in this Manual will contribute to aggregate value to the Company issued shares and other securities, since the adequate provision of information on corporate businesses and acts and relevant facts verified therein contributes to reduce the uncertainties of the process of evaluation and risk of those investments, providing for their better pricing.

Definitions

The terms and expressions used in this Manual of Policy of Disclosure and Use of Relevant Information of Embratel Participações S.A. - Embrapar ("Company") have the following meanings:

"**Controlling Shareholder" or "Parent" or "Holding Compay"**: it means the shareholder or group of shareholders bound by shareholders' agreement or under common control that exercises the controlling power of the Company under terms of Law Number 6.404/76 (Law of Business Corporations).

"**Managers**": the Directors and Board Members of the Company.

"**Relevant Act or Fact**": any decision by the Controlling Shareholder, deliberation by the General Meeting or of the Company's administration bodies, or any other act or fact of public-administrative, technical, business or economic-financial nature occurred or related to its businesses that may have a considerable influence on (i) the quotation of the Company issued Securities or related thereto, (ii) the investors' decision to purchase, sell or maintain such Securities or (iii) the investors' decision to exercise any rights inherent to the capacity of holder of Securities (or securities related thereto) not yet disclosed to the investing public.

"**Stock Exchange**": the stock exchanges, in the country or abroad, where the Company issued securities are admitted to be traded.

"**Collaborators**": whoever has the knowledge of information referring to the Company's relevant act or fact, especially those having business, professional or trust relationship with the Company, such as independent auditors, securities analysts, consultants and securities and bonds distribution system institutions.

"**Audit Committee Members**": the members of the Company Audit Committee.

"**CVM**": Brazilian Securities Commission

"**Director - Investors' Relations**": the Company officer responsible for providing information to the investing public, to CVM and the Stock Exchange or an Organized Over-the-Counter Market Entity.

"**Ex-Managers**": former directors or former board members who no longer occupy any position of Company manager.

"**Employees and Executives**": the employees and non-statutory directors who, pursuant to their office or position in the Company have access to Inside Information.

"**Inside or Relevant Information**": information related to Relevant Act or Fact.

"**Manual**": this Manual of Policy of Disclosure and Use of Relevant Information.

"**Technical or Consultative Bodies**": the Company bodies created by its By-Laws, with technical functions or destined to advise its managers.

"**Related Persons**": the persons maintaining the following relationships with Directors, Board Members, Audit Committee Members and members of Technical or Consultative Bodies of the Company: (i) spouse from whom he/she is not legally separated, (ii) companion; (iii) any dependent included in the annual income tax return and (iv) the directly or indirectly controlled companies, whether by the managers and similar or by persons mentioned in items (i), (ii) or (iii) above.

"**SEC**": the US Securities and Exchange Commission.

"**Affiliated Companies**": the companies over which the Company has significant influence on the administration, without controlling them. "Significant influence" means the power to participate in the decisions on the company's financial, commercial and operational policies, presuming also the existence of such influence in case of direct or indirect interest of 10% (ten percent) or more of the voting capital.

"**Controlled Companies**": the companies that are directly or indirectly controlled by the Company.

"**Securities**": the term "Securities" is used in this Manual covering any shares, debentures, subscription bonuses, receipts and subscription rights, commercial papers/notes, put or call options, indexes or derivatives of any nature, or also any other securities or collective investment agreements issued by the Company which, by legal determination, are considered securities.

Part I
Legal Grounds, Purpose, Coverage

I.1 The purpose of this Manual is to regulate, in compliance with CVM Instruction Number 358 of January 3, 2002, the disclosure and use of Company Relevant Information, and the rules set forth herein shall be observed by the Managers, Controlling Shareholders, Audit Committee Members and members of the other Technical and Consultative Bodies of the Company, Employees and Executives with access to relevant information and also by those who, pursuant to their position, title or function in the Holding Company, Controlled Companies and Affiliated Companies, have knowledge of information related to Relevant Act or Fact on the Company.

I.1.1 In view of provision in Paragraph One of Article 16 of CVM Instruction Number 358/02 and with no prejudice to other provisions of such nature, the Company shall formally notify Empresa Brasileira de Telecomunicações S.A. - Embratel ("Embratel") of the adoption of this Policy of Disclosure of Relevant Information, so that the same may be applied within the scope of this Controlled Company.

I.1.2 The communications to the Company Director - Investors' Relations of Relevant Act or Fact originating from Embratel shall be made by the Financial Director of the latter, or by person designated by him, in compliance with provision in Embratel corporate act that will implement the rules of this Manual within its internal scope.

I.2 This Manual was approved at the Meeting of the Board of Directors of the Company held on June 25, 2002.

I.3 The persons subject to this Manual shall govern their conduct in good faith, loyalty, veracity, transparency, under the principles and rules of corporate legislation and securities market legislation, and by those established herein.

I.4 The persons subject to this Manual shall always take into account that the transparent, precise and timely information is the main instrument available to the investing public and, especially to the Company shareholders, so that the essential equity treatment is ensured to them.

I.5 The persons subject to this Manual have the obligation to ensure that the disclosure of information on the Company financial and equity situation are correct, complete, continuous and developed by means of the managers assigned to this duty.

Part II
Adhesion to the Policy of Disclosure and Use of Relevant Information

II.1 The persons mentioned in Part I (I.1) and the main Company Collaborators, as the case may be, should sign an Adhesion Term to this Manual, under Article 16, Paragraph One of CVM Instruction Number 358/02.

II.1.1 The provision herein covers the Managers, Audit Committee Members and those integrating the other Technical and Consultative Bodies of Empresa Brasileira de Telecomunicações S.A. - Embratel ("Embratel") with access to Relevant Information and also those who, pursuant to their position, title or function at Embratel, have knowledge of information referring to Relevant Act or Fact related thereto.

II.2 The Company shall maintain, in its headquarters, a list of persons signing the Adhesion Term with their respective qualifications, position or title, address and taxpayer number under the National Roll of Corporate Bodies or Individuals.

II.3 In case of alterations in the registration data, the subscribers to the Adhesion Term shall promptly notify such alterations to the Company that will provide their immediate update and maintain it at CVM's disposal.

II.4 Adhesion Terms shall remain filed at the Company headquarters while their signatories maintain a relationship with the Company and for five years, after their dismissal/resignation.

Part III
Policy of Disclosure and Use of Relevant Information

Section I - Grounds and Purposes of the Policy of Disclosure and Use of Relevant Information

III.1 The legislation on the securities market sets forth a series of obligations for the publicly traded companies, its managers and controlling shareholders. This is in relation to the use and disclosure of Relevant Information not yet disclosed to the market.

III.2 The principle of full disclosure of publicly traded companies is one of the basic pillars supporting the efficient and regular operation of the securities market. The requirement of wide disclosure of information, in equal conditions to all investors, aims to avoid that some would profit from the improper use of previous and privileged (inside) knowledge of Relevant Information.

III.3 CVM regulates both the disclosure of periodic information by publicly traded companies such as, for instance, quarterly, annual and standardized financial statements, as well as the occasional or extraordinary information that are those related to Relevant Acts or Facts in the public company businesses, which are regulated by CVM Instruction Number 358/02 and by this Manual as a complement thereto.

III.4 Notwithstanding the legal obligation imposed on the public company's managers under Article 157, Paragraph Four of Law Number 6.404 of December 15, 1976, to promptly notify the stock exchange and the press such information on Relevant Acts or Facts, the CVM Instruction Number 358/02 assigned to the Investors' Relations Director the primary responsibility for the communication and disclosure of the relevant act or fact, as well as the duty to safeguard for its wide and immediate dissemination, simultaneously in all markets where such securities are being traded.

III.5 In order to ensure the performance of duties assigned to the Investors' Relations Director within the scope of CVM Instruction Number 358/02, the Controlling Shareholders, Managers, Audit Committee Members, and also the members of any Technical or Consultative Bodies of the Company have the responsibility to notify the Investors' Relations Director of such information on Relevant Act or Fact so that the Director may perform his/her duty to notify and disclose.

III.6 In view of its harmful effects to the securities market credibility and regular operation, the improper use of Relevant Information not disclosed to the market may subject the violator to various civil, administrative and even criminal sanctions with the recent reform of Law Number 6.385/76 which, in its Article 27-D classifies the improper use of inside information as crime.

Section 2 - Definition and Examples of Relevant Act or Fact

III.7 CVM Instruction Number 358/02 defines as "relevant act or fact" any decision by a Controlling Shareholder, deliberation by General Meeting or by the Company management bodies, or any other act or fact of political-administrative, technical, business or economic-financial nature, occurred or related to its businesses, that may have a considerable influence on:

(i) the quotation of its own issued Securities or related thereto;
(ii) the investors' decision to purchase, sell or maintain such Securities; or
(iii) the investors' decision to exercise any rights inherent to the capacity of holder of securities issued by publicly traded company or related thereto.

III.8 In order to provide greater legal security to the ruling of disclosure and use of Relevant Information, CMV Instruction Number 358/02, in its Article 2, Sole Paragraph, sets forth non-exhausting examples of potentially relevant act or fact listed below:

(i) execution of agreement or contract of transfer of shareholding control of the Company, even if under suspensive or resolutive condition;

(ii) change in the Company control, including through execution, amendment or termination of shareholders' agreement;

(iii) execution, amendment or termination of shareholders' agreement to which the Company is a party or intervenor, or which may have been validated in the Company competent book.

(iv) entrance or departure of a partner/member maintaining with the Company a contract or operational, financial, technological or administrative cooperation;

(v) authorization for negotiation of the Company issued Securities in any domestic or foreign market or yet, the approval, by the Company corporate bodies, to hold public offering depending on registration at CVM, observing the procedures provided for in Article 9 of CVM Instruction Number 358/02;

(vi) decision to effect the cancellation of registration of publicly traded company;

(vii) incorporation, merger or split-off involving the Company or affiliated companies;

(viii) transformation or dissolution of the Company;

(ix) change in the Company equity formation;

(x) change in accounting criteria;

(xi) renegotiation of debt;

(xii) approval of share purchase option granting plan;

(xiii) modifications in the Company issued securities' rights and advantages;

(xiv) split or grouping of shares or assignment of bonuses;

(xv) acquisition of Company shares to be held in treasury or cancellation and disposal of shares thus acquired;

(xvi) Company loss or profit and assignment of wages in cash;

(xvii) execution or expiry of contract, or failure in its enforcement, when the expectation thereof is of public knowledge;

(xviii) approval, alteration or abandonment of project or delay in its implementation;

(xix) beginning, resumption or stoppage of manufacture or marketing of product or of provision of services;

(xx) discovery, change or development of Company technology or resources;

(xxi) filing of lawsuit that may affect the Company economic-financial situation;

(xxii) modification of projections/estimates announced by the Company.

Section 3 - Internal Procedures to Inform and Disclose Company Relevant Act or Fact

III.9 The Company Investors' Relations Director is responsible for the disclosure and communication on Relevant Act or Fact (CVM Instruction Number 358/02, Article 3), as well as for the safeguard of its wide and immediate dissemination, simultaneously in all markets where the Securities are being traded.

III.10 The Controlling Shareholders, Managers, Audit Committee Members and the members of any Technical or Consultative Bodies of the Company shall notify, in writing, any Relevant Act or Fact of which they may have knowledge, to the Investors' Relations Director who, under terms of this Manual, is the person responsible for their communication to the proper authorities and their disclosure to the press.

III.11 The Investors' Relations Director shall be responsible for the provision of any information to the press organs, whatever their nature, as well as for the confirmation, correction or clarification of information on Relevant Act or Fact before CVM, the Stock Exchanges, SEC and the organized counter market entities, as the case may be.

III.11.1 The Audit Committee shall submit to the previous evaluation by the Investors' Relations Director, such information on matters under its authority to be provided to shareholders in compliance with provision in Article 163, Paragraph Six of Law

6.404/76, and the latter should verify the application or lack thereof of the rules of this Manual and adopt the proper actions, as the case may be.

III.12 In the event of request, by CVM, by Stock Exchanges and organized counter market entities, of further clarifications to the communication and disclosure of relevant act or fact, or yet in the occurrence of atypical variation in the quotation, price or traded quantity of the Company Securities, the Investors' Relations Director shall question the persons with access to relevant facts or acts, aiming to investigate whether such persons have knowledge of information that should be disclosed to the market.

Section 4 - Responsibility for Omission

III.13 The Managers, Controlling Shareholders, Audit Committee Members, or any of those integrating the Company Technical and Consultative Bodies having personal knowledge of Relevant Fact or Act shall notify same in writing to the Investors' Relation Director (CVM Instruction Number 358/02, Article 3, Paragraph One).

III.13.1 The Investors' Relations Director shall inform the actions taken by him, immediately and in writing, to the person that informed him thereof.

III.14 If the persons mentioned in Item III.13 above ascertain omission on the part of the Investors' Relations Director in the performance of any duty assigned to him, they may, prior to the taking of actions provided for in Item III.14.1, forward copy of the above notice to the other members of the Executive Board and the Board of Directors of the Company, so that the proper actions may be immediately taken for the disclosure of such information.

III.14.1 If, notwithstanding the above, the omission will persist, the persons mentioned in Item III.13 above, shall only be exempt from responsibility if they immediately notify CVM of such Relevant Act or Fact (CVM Instruction Number 358/02).

III.15 In the event provided for in Item III.26 hereof, the Managers or the Controlling Shareholders, as the case may be, shall only be exempt from responsibility if they immediately notify the Relevant Act or Fact to CVM, directly or through the Investors' Relations Director (CVM Instruction Number 358/02, Article Six, Sole Paragraph).

Section 5 - When to Inform and Disclose - Deadlines

III.16 The communication of Relevant Act or Fact shall occur, whenever possible, before the beginning or after the closing of business at Stock Exchanges and organized counter market entities where the Securities are being traded in the Country or abroad. In case of incompatibility, the Brazilian market operation hours shall prevail.

III.17 As to deadlines to notify and disclose, the Investors' Relations Director shall further observe the following:

- notify and disclose the Relevant Act or Fact occurred or related to the Company businesses, widely and promptly after its occurrence (CVM Instruction Number 358/02, Article 3, *caput*).

- concurrently disclose to the market the Relevant Act or Fact publicized in any communications means, including information to the press, or in meetings of class entities, investors, analysts or with selected public, in the country or abroad (CVM Instruction Number 358/02, Art. 3, Paragraph Three).

- evaluate the need to request, always simultaneously, to domestic and foreign Stock Exchanges and to the organized counter market entities, where the Securities are being traded, the suspension of trading of the Securities, for the period of time necessary to the adequate dissemination of the relevant information, in case it is imperative that the communication and disclosure of Relevant Act or Fact occur within trading hours (CVM Instruction Number 358/02, Article 5, Paragraph Two).

Section 6 - Whom to Inform

III.18 The information about a Relevant Act or Fact shall be notified, according to Article 3, *caput*, of CVM Instruction Number 358/02:

(i) to CVM;
(ii) to SEC, as the case may be
(iii) to Stock Exchanges; and
(iv) to the Organized Counter Market Entities where the Securities issued by the Company are being traded.

Section 7 - Forms of Disclosure - Newspaper and Internet

III.19 The disclosure of Relevant Act or Fact involving the Company shall be made through publication in major newspapers regularly used by the Company (CVM Instruction Number 358/02, Article 3, Paragraph Four).

III.20 The Company may, on each disclosure of Relevant Act or Fact, choose to make it in form of summary in newspapers mentioned in the previous item, but in such case, the publications should contain the Internet addresses where the full information will be available to all investors, in contents, at least identical to that forwarded to CVM, to the Stock Exchanges, to organized counter market entities and to SEC, as the case may be (CVM Instruction Number 358/02, Article 3, Paragraph Four).

III.21 The disclosure or notice of Relevant Act or Fact, including the information conveyed on the Internet mentioned above, should be made in clear and precise form, and should also use language accessible to the investing public (CVM Instruction Number 358/02, Article 3, Paragraph Five).

Section 8 - Inside Information and Obligation of Confidentiality

III.22 The Controlling Shareholders, Managers, Audit Committee Members, Employees and Executives with access to relevant information or any of those integrating the Technical and Consultative Bodies of the Company have the obligation to:

(i) keep the confidentiality of the information related to a Relevant Act or Fact to which they have privileged access, due to the position or office they hold in the Company, until its disclosure to the market; and

(ii) cause that subordinates and third parties under their trust also keep it, jointly answering with the latter ones in the case of non-compliance (CVM Instruction Number 358/02, Article Eight).

Section 9 - Clarification of Doubts with the Investors' Relations Director

III.23 Whenever any person covered by this Manual has doubts as to the relevance of Inside Information, the Company Investors' Relations Director should be consulted so that he may offer the clarifications required and adopt the proper actions.

Section 10 - Procedures for Non-Disclosure of Company Relevant Act or Fact

III.24 In the corporate and securities market legislations, the ground rule in relation to a Relevant Act or Fact is that of its immediate communication and disclosure to the market. Therefore, failing to promptly communicate and disclose a Relevant Act or Fact is an exceptional situation, in view of the cases when its disclosure may put the Company's legitimate interest at risk (CVM Instruction Number 358/02, Article 6, *caput*).

III.25 The Company Managers or Controlling Shareholders, according to the nature of the Relevant Act or Fact involved, shall decide on its non-disclosure in the cases of exception referred to in the previous item.

III.25.1 At the Managers' or Controlling Shareholder's discretion, CVM may be consulted about the decision adopted under terms of the above provision (CVM Instruction Number 358/02, Article 7).

III.26. If the Managers or the Controlling Shareholder, as the case may be, decide for the non-disclosure of a Relevant Act or Fact, such Relevant Act or Fact shall be immediately disclosed, either directly or through the Investors' Relations Director, in case the information gets out of control or in case of occurrence of atypical variation in the Company Securities quotation, price or quantity traded (CVM Instruction Number 358/02, Article 6, Sole Paragraph).

Part IV

Disclosure of Information on Negotiations of Managers and Related Persons

Section 1 - Legal Provision

IV.1 In order to deter the improper use of inside information and give more transparency to the transactions with securities issued by publicly traded companies, Law Number 10.303 of October 31, 2000 introduced Paragraph Six of Article 157 of the Law of Business Corporations, imposing on the public companies managers, the duty to immediately inform, under terms and in form determined by the Securities Commission, to the latter and to the stock exchanges and the organized market counter entities where the company issued securities are being traded, the modifications in their shareholding in the company.

Section 2 - Obligation to Notify Transactions with Securities

IV.2 The Managers, Audit Committee Members, the members of the Company Technical or Consultative Bodies, shall notify all transactions they carry out with Securities issued by the Company, or yet with securities issued by Controlled or Controlling Companies, of which themselves or the Related Persons are holders, as well as the changes in their shareholdings (CVM Instruction Number 358/02, Article 11).

Section 3 - Whom to Notify and When

IV.3 The notice shall be forwarded to the Company, to CVM and, as the case may be, to the Stock Exchange, or the organized counter market entities where the Securities are being traded, containing, at least, the following information:

- notifier's name and qualification, indicating the taxpayer number in the National Roll of Corporate Bodies or Individuals;
- quantity, by type and class, in the case of shares, and other characteristics in the case of other Securities (including share purchase options) besides the issuing company's identification; and
- form, price and date of transactions.

IV.4 The notice shall be given by the above persons at the following times: (i) immediately after the installation in the office; (ii) within 10 (ten) days after the end of the month when there is a change in the positions held by them, indicating the position balance in the period.

Part V

Disclosure of Information on Acquisition and Disposal of Relevant Shareholding

Section I - Definition of Relevant Shareholding

V.1 As provided for in Article 12, *caput* of CVM Instruction Number 358/02, relevant shareholding is that corresponds, directly or indirectly, to 5% (five percent) or more of type and class of shares representing the Company capital stock.

Section 2 - Who is required to inform

V.2 The obligation to disclose and notify apply to direct or indirect Controlling Shareholders, and to the shareholders electing members of the Company Board of Directors or Audit Committee, as well as any individual or corporate body, or group of persons, acting jointly or representing one and the same interest, when the same acquire, dispose or extinguish shares or rights on shares representing Relevant Shareholding (CVM Instruction Number 358/02, Article 12, *caput).*

V.2.1 The above mentioned persons shall also inform the disposal or extinction of subscription bonuses, share subscription rights, share purchase options, debentures convertible into shares or also rights on such Securities, when a Relevant Shareholding (V.1) is characterized (CVM Instruction Number 358/02, Article 12, Paragraph Four*).*

V.3 The person or group of persons representing one and the same interest, holder of relevant shareholding equal to or higher than the percentage referred to in V.1 is equally required to inform the same information, each time said shareholding rises by 5% (five percent) of the type or class of shares representing the Company capital stock (CVM Instruction Number 358/02, Article 12, Paragraph One*).*

Section 3 - Term and Form of Notice and Disclosure

V.4 The notice to CVM, Stock Exchanges and Organized Counter Market Entities, as the case may be, shall be immediately forwarded after the relevant shareholding mentioned in Section 1 is reached.

V.5 The persons mentioned in Section 2 shall also inform the disposal or extinction of shares and other Securities mentioned in item V.2.1 or of rights thereon, each time such disposal or extinction reaches the percentage mentioned in Section 1.

V.6 The disclosure shall be made through publication of statement in major newspapers regularly used by the Company or yet through the publication of a brief notice in these newspapers with indication of an Internet address, observing the provision in Item III.20. (CVM Instruction Number 358/02, Article 12, *caput*).

V.7 The statement on the reach, acquisition or disposal of relevant shareholding shall be forwarded to CVM and, as the case may be, the Stock Exchange and the organized counter market entity, and should contain the following information:

- purchaser's name and qualification, indicating the number in the National Roll of Corporate Bodies or Individual;
- purpose of shareholding and quantity intended;
- number of shares, subscription bonuses, as well as shares subscription rights and shares purchase options, by type and class, already directly or indirectly held by purchaser or person connected thereto;
- number of debentures convertible into shares, already directly or indirectly held by purchaser or person connected thereto, explaining the quantity of shares object of possible conversion, by type and class; and
- indication of any agreement or contract ruling the exercise of voting right or the purchase and sale of securities issued by the company.

Part VI

Final Provisions

Section I - Changes in the Policy of Disclosure and Use of Relevant Information

VI.1 Any change to this Manual shall be notified to CVM and, as the case may be, to Stock Exchanges and the organized counter market entities where the Securities are being traded, and such notice should be accompanied by copy of the resolution and full contents of documents regulating and integrating the Policy of Disclosure and Use of Relevant Information.

Section 2 - Enforcement and Follow-up of the Policy of Disclosure and Use of Relevant Information

VI.2 The Company Investors' Relations Director is responsible for the enforcement and follow-up of the Company policy of disclosure and use of information.

Section 3 - Audit Committee's Responsibility

VI.3 The Audit Committee, on providing information to the shareholders on the matters under its authority, in compliance with provision in Article 163, Paragraph Six of Law 6.404/76, shall consider the rules of this Manual, giving the appropriate treatment to information related to Relevant Act or Fact about the Company.

Section 4 - Third Party Responsibility

VI.4 The provisions in this Manual do not exclude the responsibility resulting from legal prescription of third parties directly connected with the Company having knowledge of Relevant Act or Fact related thereto.

Item 2

EMBRATEL PARTICIPAÇÕES S/A

CNPJ/MF No. 02.558.124/0001-12
NIRE 3330026237-7

MINUTES OF MEETING OF BOARD OF DIRECTORS

DATE, TIME AND PLACE: June 25, 2002, at 10:00 a.m. at the Company Headquarters located in the Capital of State of Rio de Janeiro, at Rua Regente Feijó, n. 166/1687-B - Downtown - Rio de Janeiro

PRESENT: Majority of Board Members

AGENDA AND DELIBERATIONS: 1) Approval of Disclosure Policy and Use of Company Relevant Information. After analysis and discussion of the matter, the Directors present at the meeting deliberated to unanimously approve the Disclosure Policy and Use of Company Relevant Information in form of Annex I. The Company Executive Board and especially the Director - Investors' Relations, are hereby authorized to practice all acts that may be required for the implementation of this deliberation.
Since there was nothing further, these minutes were drawn up and signed by the Directors present at the meeting.

Rio de Janeiro, June 25, 2002.

Signatures:

____
Daniel Eldon Crawford - Chairman

____
Jorge Luis Rodriguez

____
Dilio Sérgio Penedo

____
Edson Soffiatti

____
Joaquim de Souza Correia

____
Antonio Carlos Tettamanzy

____
Pedro Antonio Batista Martins - General Secretary

Item 3

EMBRATEL PARTICIPAÇÕES S/A

CNPJ/MF No. 02.558.124/0001-12
NIRE 3330026237-7

MINUTES OF MEETING OF BOARD OF DIRECTORS

DATE, TIME AND PLACE: June 27, 2002, at 10:00 a.m. at the Company Headquarters located in the Capital of the State of Rio de Janeiro, at Rua Regente Feijó, n.166/1687-B - Downtown - RJ.

PRESENT: Majority of Board Members

AGENDA AND DELIBERATIONS: Acquisition of Company's own shares. The Directors unanimously authorized the acquisition of shares issued by Embratel Participações S.A., observing the provisions of CVM Instruction No. 10/80 and such authorization bearing the following characteristics: **1.1 Purpose:** Acquisition of Company's own shares to be held in treasury and subsequent disposal. **1.2 Maximum number authorized:** Maximum number of 3.597.832.765 (three billion, five hundred and ninety-seven million, eight hundred and thirty-two thousand, seven hundred and sixty-five) common shares and 11.633.799.821 (eleven billion, six hundred and thirty-three million, seven hundred and ninety-nine thousand, eight hundred and twenty-one) preferred shares. Since these numbers are below the maximum limit allowed by CVM Instruction No. 10/80, the Board of Directors may, at any time, review the numbers now approved. **1.3 Maximum term to carry on operations:** 3 (three) months from this date, that is, by September 26, 2002; **1.4: Number of outstanding shares:** The capital stock of Embratel Participações S.A is formed by 334.399.027.592 (three hundred and thirty-four billion, three hundred and ninety-nine million, twenty-seven thousand, five hundred and ninety-two) shares, out of which 124.369.030.532 (one hundred and twenty-four billion, three hundred and sixty-nine million, thirty thousand, five hundred and thirty-two) are common shares and 210.029.997.060 (two hundred and ten billion, twenty-nine million, nine hundred and ninety-seven thousand and sixty) are preferred shares. Out of the shares of Embratel Participações S.A., 64.405.151.125 (sixty four billion, four hundred and five million, one hundred and fifty-one thousand, one hundred and twenty-five) common shares are held by its controllers and 1.466.666.671 (one billion, four hundred and sixty-six million, six hundred and sixty-six thousand, six hundred and seventy-one) preferred shares are held in treasury. Therefore, for purposes of CVM Instruction Number 10/80, Embratel Participações S.A. has outstanding 59.963.879.407 (fifty nine billion, nine hundred and sixty-three million, eight hundred and seventy-nine thousand, four hundred and seven) common shares and 208.563.330.389 (two hundred and eight billion, five hundred and sixty-three million, three hundred and thirty thousand and three hundred and eighty-nine) preferred shares. **1.5 Financial institutions that will act as intermediaries:** The financial institutions that will act as intermediaries are (i) **Unibanco Corretora de Valores Mobiliários S.A.,** with headquarters in the City of São Paulo, State of São Paulo, at Rua da Quitanda, 157 - 3th floor; (ii) **JPM Corretora de Câmbio, Títulos e Valores Mobiliários**

S.A., with headquarters at Av. Paulista, 1294 - 7th floor, São Paulo, SP; (iii) **Bradesco S.A. Corretora de Títulos e Valores Mobiliários,** with headquarters at Avenida Ipiranga, 283, 11th floor, São Paulo, SP; (iv) **Itaú Corretora de Valores,** with headquarters at Rua Boavista, 185, 4th floor; and (v) **Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários,** with headquarters at Av. Paulista, 37 - 3rd floor, São Paulo, SP. Since there was no further business, these minutes were drawn up and signed by all Directors present at the meeting.

Rio de Janeiro, June 27, 2002

Signatures:

____
Daniel Eldon Crawford

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Dilio Sérgio Penedo

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Antonio Carlos Tettamanzy

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Jorge Luis Rodriguez

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Joaquim de Souza Correia

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Edson Soffiatti

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Pedro Antonio Batista Martins
General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Embratel Holding Company

Date: July 8, 2002

By: [signature]
Name: Daniel Eldon Crawford
Title: President